EXHIBIT 12.1

EOP Operating Limited Partnership Predecessors
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(Dollars in thousands)

			EOP Operating Limited Partnership				EOP Partnership Predecessors

	For the	For the	For the	For the	For the	For the	For the	For the
	year	year	year	year	year	year	period from	year
	ended	ended	ended	ended	ended	ended	January 1, 1997	ended
	March	March	December	December	December	December	through	December
	31, 2001	31, 2000	31, 2000	31, 1999	31, 1998	31, 1997	July 10, 1997	31, 1996

Income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	$136,991	$101,679	$446,617	$418,569	$371,175	$92,578	$48,103	$68,080

Plus Taxes	1,517	46	2,719	654	1,664	200	900	1,375

Plus Fixed Charges:

Interest expense	157,940	100,532	525,787	413,995	338,611	76,675	80,481	119,595

Capitalized interest	5,027	5,143	14,764	18,030	15,077	1,890	3,699	4,640

Loan amortization cost	1,326	1,377	9,746	4,693	6,404	4,178	2,771	4,275

Fixed charges	164,293	107,052	550,297	436,718	360,092	82,743	86,951	128,510

Plus Preferred distributions, net	10,884	10,697	43,348	43,603	32,202	649	0	0

Subtotal Fixed charges and preferred distributions, net	175,177	117,749	593,645	480,321	392,294	83,392	86,951	128,510

Plus amortization of capitalized interest	224	181	1,057	522	380	89	97	—

Plus distributed income of investments in unconsolidated joint ventures	23,315	3,671	63,942	14,389	17,526	3,348	3,675	1,688

Less preferred distributions	(10,884)	(10,697)	(43,348)	(43,603)	(32,202)	(649)	—	—

Less capitalized interest	(5,027)	(5,143)	(14,764)	(18,030)	(15,077)	(1,890)	(3,699)	(4,640)

Earnings	$321,313	$207,486	$1,049,868	$852,822	$735,760	$177,067	$136,027	$195,013

Fixed Charges:

Interest expense	$157,940	$100,532	$525,787	$413,995	$338,611	$76,675	$80,481	$119,595

Capitalized interest	5,027	5,143	14,764	18,030	15,077	1,890	3,699	4,640

Loan amortization cost	1,326	1,377	9,746	4,693	6,404	4,178	2,771	4,275

Fixed Charges	$164,293	$107,052	$550,297	$436,718	$360,092	$82,743	$86,951	$128,510

Preferred distributions, net	10,884	10,697	43,348	43,603	32,202	649	—	—

Subtotal Fixed charges and preferred distributions, net	$175,177	$117,749	$539,645	$480,321	$392,294	$83,392	$86,951	$128,510

Ratio of earnings to combined fixed charges and preferred distributions	1.8	1.8	1.8	1.8	1.9	2.1	1.6	1.5